MTS Announces Full Year and Fourth Quarter 2012 Financial Results

Year over Year Operating Income Increased 410%

Simple Mobile has Notified the Company that it Intends to Migrate Our Hosted Billing Services to their Own Platform and the Company does Not Expect the Contract to be Renewed after Year-End 2013

Ra’anana, Israel –March 19, 2013 – MTS – Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of Mobile Virtual Network Enabler (MVNE), Mobile Money and telecommunications expense management (TEM) solutions and services, today announced its financial results for the fourth quarter and the year ended December 31, 2012.

Revenues for the year ended December 31, 2012 were $13.1 million, compared with revenues of $12.0 million in 2011. Revenues for the fourth quarter of 2012 were $3.5 million, compared with revenues of $3.2 million in the fourth quarter of 2011.

The Company’s operating profit was $2.0 million for the year ended December 31, 2012 compared with an operating profit of $401,000 for the same period last year. Net income for the year ended December 31, 2012 was $1.4 million or $0.30 per diluted share, compared with net income of $387,000 or $0.09 per diluted share in 2011. On a non-GAAP basis, excluding a non-recurring tax charge related to an Israeli court ruling related to the 1997 to 1999 tax years, net income for the year ended December 31, 2012 was $2.4 million or $0.54 per diluted share, compared with net income of $387,000 or $0.09 per diluted share in 2011. Net income for the year ended December 31, 2012 was negatively affected by a non-recurring tax charge of approximately $1.05 million as a result of the Israeli court tax ruling with respect to the 1997 to 1999 period. Net income for the year ended December 31, 2011 was negatively affected by legal expenses and settlement costs of approximately $640,000 relating to an alleged patent infringement claim.

The Company’s operating profit was $548,000 in the fourth quarter of 2012 compared to an operating loss of $38,000 for the fourth quarter of 2011. Net income for the fourth quarter, after the $604,000 non-recurring tax charge, was $351,000 or $0.08 per diluted share, compared with a net loss of $201,000 or ($0.05) per diluted share in the fourth quarter of 2011. On a non-GAAP basis, excluding the non-recurring tax charge related to the court ruling, net income for the fourth quarter of 2012 was $955,000 or $0.20 per diluted share, compared with net loss of $201,000 or ($0.05) per diluted share in the fourth quarter of 2011.

As previously announced in October 2012, we entered into a one-year renewal of our agreement with Simple Mobile, now part of TracFone, to provide hosted billing services for minimum monthly payments of $300,000 during the year ending December 31, 2013. Recently, we were advised that TracFone intends to migrate the hosted billing services into their own platform. It is unlikely that we will receive significant revenues from TracFone in 2014.

“Our fourth quarter results showed continued improvements in our financial results and indicators as a result of the increase in our Mobile Virtual Network Enabler (MVNE) activity and the Telecom Expense Management opportunities through partners, new customer acquisitions and expanding customer base," said Eytan Bar, CEO of MTS.

"As we previously announced, we completed the first deployments of our Mobile Money solution for a customer in Africa and recently we were able to sign up a new MVNO customer in the U.S. for our MVNE managed services model with a minimum total value of approximately $500,000 over three year period. We are seeing other opportunities in the TEM, MVNE and Mobile Money markets and are working diligently to convert these opportunities into new contracts," concluded Mr. Bar.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of Telecom Expense Management (TEM) and Mobile Virtual Network Operators and Enablers (MVNO/MVNE) and Mobile Money services and solutions used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and crucial competitive advantage. The MTS cloud, consulting and managed services solutions -- including integrated management of invoices, assets, wireless, optimization, usage, mobile device management (MDM), procurement, help desk and bill payment ,along with dashboards and reporting tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS provides MVNE service to allow quick launch of new MVNO initiatives in a pay as you grow and revenue share models. In addition, MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2012	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,190	$3,269
Restricted cash	38	45
Restricted marketable securities	139	127
Trade receivables, net	1,066	854
Deferred income tax	371	-
Other accounts receivable and prepaid expenses	175	93

Total current assets	5,979	4,388

LONG-TERM ASSETS:
Severance pay fund	658	619
Other investments	4	6
Deferred income taxes	-	31

Total long-term assets	662	656

PROPERTY AND EQUIPMENT, NET	245	161

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	759	1,050

Total other assets	4,238	4,529

Total assets	$11,124	$9,734

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2012	2011
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$279	$326
Accrued expenses and other liabilities	2,393	2,354
Deferred revenues	1,648	2,025
Liabilities of discontinued operations	435	435

Total current liabilities	4,755	5,140

LONG-TERM LIABILITIES -
Accrued severance pay	800	762

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	13	13
Additional paid-in capital	20,120	19,773
Treasury shares	(29)	(29)
Accumulated other comprehensive income	5	(19)
Accumulated deficit	(14,540)	(15,906)

Total shareholders' equity	5,569	3,832

Total liabilities and shareholders' equity	$11,124	$9,734

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		Three months ended December 31,
	2012	2011	2012	2011
Revenues:
Product sales	$3,665	$3,828	$1,043	$895
Services	9,461	8,175	2,435	2,264

Total revenues	13,126	12,003	3,478	3,159

Cost of revenues:
Product sales	1,154	1,105	267	269
Services	3,340	2,836	882	854

Total cost of revenues	4,494	3,941	1,149	1,123

Gross profit	8,632	8,062	2,329	2,036

Operating expenses:
Research and development, net of grants from the OCS	1,329	1,909	326	464
Selling and marketing	2,457	1,905	857	440
General and administrative	2,804	3,847	598	1170

Total operating expenses	6,590	7,661	1,781	2,074

Operating profit (loss)	2,042	401	548	(38)
Financial income (expenses), net	60	2	80	(77)
Capital gain on sale of investment in affiliate	-	78	-	-

Income (loss) before taxes on income	2,102	481	628	(115)
Tax on income	736	10	277	2

Net income (loss) from continuing operations	$1,366	$471	$351	$(117)
Net loss from discontinued operations	-	(84)	-	(84)
Net income (loss)	$1,366	$387	$351	$(201)

Basic and diluted net income (loss) per Ordinary share	$0.30	$0.09	$0.08	$(0.05)

Weighted average number of Ordinary shares used in computing basic net income (loss) per share	4,478,677	4,459,057	4,539,323	4,459,057

Weighted average number of Ordinary shares used in computing diluted net income (loss) per share	4,531,384	4,459,057	4,669,887	4,459,057

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		Three months ended December 31,
	2012	2011	2012	2011
GAAP Net Income	1,366	387	351	(201)
Tax charge related to court ruling	1,050	-	604	-

Non-GAAP Net income	$2,416	$387	$955	$(201)

Net Income per share:

GAAP diluted net income per Ordinary share	$0.30	$0.09	$0.08	$(0.05)
Non-GAAP diluted net income per Ordinary share	$0.54	$0.09	$0.20	$(0.05)
Weighted average number of Ordinary shares used in computing GAAP and Non-GAAP diluted net income per share	4,531,384	4,459,057	4,669,887	4,459,057